May 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Andi Carpenter
Ms. Anne McConnell

Re:      Glatfelter Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

File No. 001-03560

Dear Ms. Carpenter and Ms. McConnell:

Glatfelter Corporation (the “Company”) is responding to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 4, 2022, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 25, 2022 (the “Form 10-K”).

For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses. Page references included below are to those contained in the Form 10-K. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

1.	We note you present non-GAAP financial measures that you identify as adjusted earnings and adjusted earnings per share. Please address the following:

Corporate Headquarters 4350 Congress Street, Suite 600 · Charlotte, NC 28209 U.S.A. · Phone 704-885-2555 · Fax 704-885-2429

www.glatfelter.com

U.S. Securities and Exchange Commission

•	Tell us and revise your disclosures to quantify the specific cost components included in the adjustment identified as strategic initiatives.

•	Tell us and revise your disclosures to explain why the strategic initiatives adjustment does not appear to require a related income tax effect.

Response: The Company respectfully acknowledges the Staff’s comments. The specific cost components of the “strategic initiatives” adjustment used to calculate the non-GAAP financial measure adjusted earnings from continuing operations for the year ended December 31, 2021 consist of: professional services fees related to acquisitions (including investment banking, legal, tax, audit, valuation specialists and consulting) of $14.5 million, financing commitment fees of $7.7 million, inventory valuation step-up expense of $6.0 million, employee separation costs of $0.8 million and other (which included contract termination costs, signage changes, transfer taxes, communication packages, etc.) of $1.9 million. The specific cost components of the “strategic initiatives” adjustment used to calculate the non-GAAP financial measure adjusted earnings from continuing operations for the year ended December 31, 2020 consist of $1.6 million of professional services fees related to acquisitions (including legal, tax and consulting).

In future filings, the Company undertakes to include the specific cost components, as reflected above, as part of the explanation of the strategic initiatives adjustment in a footnote to the table that reconciles net income to the non-GAAP financial measure adjusted earnings from continuing operations. The Company reflected this additional specific cost component disclosure in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2022, which was filed with the Commission on May 10, 2022 (the “Q1 2022 Form 10-Q”).

In response to the Staff’s comment regarding the reason why the strategic initiatives adjustment does not appear to have a related tax effect, the Company respectfully submits that substantially all of the costs comprising the strategic initiatives adjustment were incurred in the United States, where the Company has a full tax valuation allowance. Therefore, the Company’s incremental effective tax rate in the United States is zero. The Company undertakes, in future filings, to provide an explanation of the related tax effect. The Company included this explanation in its Q1 2022 Form 10-Q.

Adjusted EBITDA, page 23

2.	We note you present a non-GAAP financial measure you identify as Pro Forma Adjusted EBITDA and you also present other financial measures, on a pro forma basis, in the filing. Please revise your disclosures to address the following:

•	On page 1 you disclose “annual net sales approximate $1.4 billion, on a pro forma basis giving effect to recently completed acquisitions”. Although disclosing pro forma amounts as a supplement to historical GAAP amounts may be appropriate, it does not appear to us that disclosing pro forma amounts in lieu of historical GAAP amounts is appropriate.
•	On page 23 you present Pro Forma Adjusted EBITDA, adjusted to include the historical results of the Mount Holly and Jacob Holm acquisitions for 2021 and reconcile the measure to net income. Based on your disclosures, it is not clear to us if the measure you present includes all adjustments required by Article 11 of Regulation S-X or how you determined net income, rather than pro forma net income, is the most directly comparable GAAP measure. Either eliminate the pro forma non-GAAP measure from your filing or explain how you intend to revise your presentation to address the concerns noted above.

U.S. Securities and Exchange Commission

Response: The Company respectfully acknowledges the Staff’s comments. In future filings, the Company will include the corresponding historical GAAP annual net sales amount with equal or greater prominence whenever the Company discloses a pro forma annual net sales amount.

The Company also acknowledges the Staff’s comment regarding the inclusion of pro forma adjusted EBITDA results for Mount Holly and Jacob Holm to arrive at a consolidated pro forma adjusted EBITDA for the year ended December 31, 2021. The Company believes the pro forma adjusted EBITDA presented for the Mount Holly and Jacob Holm acquisitions reflected all adjustments required by Article 11 of Regulation S-X. The Company notes that it did not include pro forma adjusted EBITDA results for Mount Holly and Jacob Holm in its presentation of Adjusted EBITDA in its Q1 2022 Form 10-Q under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (see page 33). In future filings, in connection with pro forma disclosures related to pending or completed significant acquisitions, the Company will disclose that such pro forma information, if disclosed in a filing, includes all adjustments required by Article 11 and, if the Company includes any pro forma non-GAAP financial measures in a filing, it will include a reconciliation to the most directly comparable GAAP measure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Critical Accounting Policies and Estimates

Long and indefinite-lived Assets, page 26

3.	Please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, please provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:

•	Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.
•	Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.
•	Disclose and discuss the specific critical assumptions used in your fair value determination.
•	Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

U.S. Securities and Exchange Commission

Please refer to Item 303(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. Based on the results of the annual impairment assessment performed as of November 30, 2021, the Company believed that the fair value of its Composite Fibers and Airlaid Materials reporting units substantially exceeded their carrying values. The results of the Composite Fibers annual assessment indicated the Company had a fair value that was in excess of carrying value by approximately 19%, or $87 million. For the Airlaid Materials reporting unit, its fair value exceeded carrying value by approximately 36%, or $225 million. The newly formed Spunlace reporting unit had recently been acquired on October 29, 2021, and, therefore, the carrying value of this reporting unit approximated its fair value at November 30, 2021. For all reporting units, there were no indications that the fair value substantially changed from the measurement date to December 31, 2021.

In future filings, the Company will disclose when it believes the fair values of its reporting units substantially exceed their carrying values. If the Company determines that a reporting unit’s estimated fair value does not substantially exceed its carrying value, the Company will, as appropriate, (i) identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit; (ii) disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test; (iii) disclose and discuss specific critical assumptions used in the fair value determination; (iv) address the degree of uncertainty associated with the key assumptions and disclose how changes in key assumptions could impact the fair value determination; and (v) describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

As noted in the Company’s Q1 2022 Form 10-Q, the Composite Fibers segment was severely impacted by the Russia/Ukraine military conflict and the compounding effects resulting from the conflict. As such, the Company took an impairment charge related to Composite Fibers’ goodwill, as well as Composite Fibers’ Dresden facility fixed assets and intangibles. The Company included the following in the Q1 2022 Form 10-Q under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset Impairment (see page 31):

Asset Impairment During the first quarter of 2022, in connection with an assessment of potential impairment of long-lived and indefinite-lived intangible assets stemming from the compounding impacts resulting from the Russia/Ukraine military conflict and related sanctions, we recorded a $117.3 million non-cash asset impairment charge related to Composite Fibers’ Dresden facility and an impairment of Composite Fibers’ goodwill. Dresden is a single-line facility that produces wallcover base paper, the majority of which is directly sold into the Russian and Ukrainian markets. As a direct result of the economic impacts from the conflict, and the disruptions in the underlying financial systems and restrictions on our ability to export wallcover base paper to Russia due to related sanctions, management expects a significant reduction in wallcover revenues and associated cash flows for the foreseeable future. In addition, the conflict is expected to also impact other Composite Fibers products that are also subject to export sanctions into this region and is expected to continue to significantly impact energy prices. During the year ended December 31, 2021, we had total net sales of wallcover and other products to customers in Russia and Ukraine totaling approximately $95 million. We do not expect significant sales to customers in this region for the foreseeable future as a result of the military conflict, its impact on Ukrainian customers, and the economic sanctions on sales of certain products to customers in Russia. Accordingly, a charge was recorded to reduce the carrying value of the Dresden fixed assets and intangible assets (technological know-how, customer relationships, and an indefinite-lived trade name), along with Composite Fiber's goodwill to fair value.

U.S. Securities and Exchange Commission

Item 8. Financial Statements

Note 2. Accounting Policies

Inventories, page 37

4.	You disclose that inventories are stated at the lower of cost or market. Please explain to us, and revise your disclosures to clarify, whether you recognize inventories at the lower of cost or market or at the lower of cost or net realizable value as required by ASC 330-10-35-1B.

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that it recognizes inventories at the lower of cost or net realizable value as required by ASC 330-10-35-1B and will reflect this in its future filings. The Company has reflected this in its Q1 2022 Form 10-Q.

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We hope that our letter has addressed the Staff’s comments. If you have any questions or require any additional information with respect to the above, please call the undersigned at (704) 885-2555.

Very truly yours,

/s/ Ramesh Shettigar
Ramesh Shettigar
Senior Vice President Chief Financial Officer & Treasurer

cc:	Jill L. Urey, Vice President, Chief Legal & Compliance Officer & Corporate Secretary, Glatfelter Corporation

Lona Nallengara, Shearman & Sterling LLP